SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
 the Securities Exchange Act of 1934
For the month of April 2017

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Litigation Matters

On April 18, 2017, Frontline Ltd. (“Frontline”) filed a complaint against DHT Holdings, Inc. (“DHT” or the “Company”), BW Group Limited (“BW”), and each member of the Board of Directors of the Company (the “Company Directors”) in the Supreme Court of the State of New York, County of New York (the “Court”).  The case is captioned Frontline Ltd., v. DHT Holdings Inc., BW Group Limited, Robert N. Cowen, Erik A. Lind, Joseph H. Pyne, and Einar Michael Steimler.  Among other things, Frontline alleged that the Company Directors breached their fiduciary duties in connection with the entry by the Company into the previously announced Vessel Acquisition Agreement (“VAA”), dated as of March 23, 2017, between the Company and BW, pursuant to which the Company agreed to acquire 9 very large crude carriers (“VLCCs”) and newbuild contracts for 2 VLCCs from BW.  The complaint sought to enjoin the consummation of the transactions contemplated by the VAA, including the delivery of the VLCCs to DHT in exchange for the consideration specified in the VAA.  The Company believes these allegations are without merit.

On April 19, 2017, the Court rejected Frontline’s arguments and issued an order (the “Court Order”) denying Frontline’s motion for a preliminary injunction and temporary restraining order. The reasons cited by the Court for denying Frontline’s motion included (1) the “inexcusable timing” of Frontline’s filing, (2) Frontline’s failure to establish that the Court has jurisdiction over either DHT, the Company Directors or BW and (3) Frontline’s failure to establish a probability of success on its claim that the transaction violated applicable Delaware law at this stage of the case.

The previous summary does not purport to be complete and is qualified in its entirety by the Court Order, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1
Court Order denying preliminary injunction and temporary restraining order (Frontline Ltd., v. DHT Holdings Inc., BW Group Limited, Robert N. Cowen, Erik A. Lind, Joseph H. Pyne, and Einar Michael Steimler)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: April 19, 2017	By:	/s/ Eirik Ubøe
Name: Eirik Ubøe
Title: Chief Financial Officer